UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

February 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-02 February 7, 2005

DESCRIPTION:

Queenstake Reserves and Resources Continue to Increase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  February 7, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-2

February 4,  2005

TSX – QRL; AMEX – QEE  – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE RESERVES AND RESOURCES CONTINUE TO INCREASE

Denver, Colorado – February 4, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE) announces that estimated proven and probable reserves at its 100% owned Jerritt Canyon property have increased to 875,000 ounces while measured and indicated resources have increased to 2.4 million ounces. An additional 888,000 ounces of inferred resources is also reported. A full tabulation of estimated resources and reserves as at December 31, 2004 broken down by area is attached.

Reserves during 2004 were depleted by mining to the extent of 251,000 ounces; total additions to the estimated reserve of 820,000 ounces reported at the end of 2003 are therefore 306,000 ounces. This follows the addition of 426,000 ounces in 2003. Equally significantly, this increase in reserve, while achieved largely through resource conversion, was not achieved at the expense of resource, but in fact a net gain was realized in resources in 2004 as a result of underground drilling and exploration success. Reserves at the time Queenstake acquired the property in 2003 were 524,000 ounces; additions to reserve since that time now total 732,000 ounces.

Queenstake president and CEO Chris Davie said, “The conversion of resource to reserve combined with the generation of new resource has now become a routine and predictable facet of Jerritt Canyon operations. The steadily increasing reserve and resource enable us to project and plan for a substantial increase in mine life at Jerritt Canyon, even before taking into account the great success of our district scale exploration during the last year.”

Reserves

Reserves have been estimated as at December 31, 2004 at a gold price of $360 per ounce by Mr. Donald Colli, Manager of Mineral Resources and Mr. Mark Odell, Manager Mining, who are qualified persons with Queenstake as defined by National Instrument 43-101. In situ proven and probable reserves are estimated to be 3.0 million tons at a grade of 0.274 ounces per ton and stockpile reserves are estimated to be 0.5 million tons at a grade of 0.101 ounces per ton. The reserves have also been reviewed and approved by independent consultants Pincock Allen & Holt of Denver, who confirm that the reserve estimates meet the criteria of National Instrument 43-101 and that they agree with each component of the estimate.

The major areas of reserve addition were the Steer Mine, where access to ore shapes was provided last year by the development of a new portal, and in the Mahala area of the Smith Mine, where development was sufficiently advanced in August last year to permit the start of close-spaced drilling of this orebody. Ore shapes at Steer were found to be generally substantially larger than had been previously determined by surface drilling, though grades are a little lower. At Mahala, which has a strong vertical component and which was extremely difficult to drill from surface, the ability to drill nearly horizontal holes allowed much firmer definition of ore shapes and the high grade nature of this orebody was confirmed. Other reserve additions include the B-pit area of the Smith Mine, the zone 7 area of the Murray Mine and zones 5 and 1 of the SSX Mine. Zone 5, which extends the SSX Mine toward the Steer Mine, was found to contain much larger ore shapes than previously determined, though grades are somewhat lower than is typical for the SSX Mine.

Resources

Measured and indicated total resources (including reserves) are estimated to be 10.0 million tons at a grade of 0.241 ounces per ton.  Of these, measured and indicated resources in the immediate area of existing mines total 6.7 million tons at a grade of 0.282 ounces per ton.

Looking in more detail at the estimates shows that the measured and indicated resources (including reserves) in the immediate vicinity of existing mines has increased from 1.66 million ounces at the beginning of 2004 to 1.88 million ounces, or about 1 million ounces in addition to reserves. All of these resources are accessible either from surface or from existing mine openings. This critical component of resource is the “pipeline” from which additional conversion to reserve may be expected over the next few years as development reaches these resources, allowing the detailed drilling necessary for conversion of resource to reserve.  327,000 ounces were added to near mine resource by drilling.

In the longer term, reserve generation and replacement will depend upon results of the district-scale exploration program, which Queenstake has revived following a hiatus of several years under the property’s previous owners.  Literally dozens of promising targets are being explored throughout the over 100 square mile Jerritt Canyon land package.  The most exciting of these targets is Starvation Canyon, exploration results from which were summarized in the Company’s News Release 2004-32.  Starvation currently contains an estimated indicated resource of 577,000 tons at a grade of 0.271 ounces per ton together with a small component of inferred reserve. The high ratio of indicated to inferred resource, unusual in this stage of an exploration project, is a measure of how rigorously the resource calculation has been constrained by geologic understanding and the degree of confidence that may be placed in it.  The Starvation Canyon mineralized system remains open in all directions and is only a small part of what is now recognized as a much larger mineralized trend. The Company expects to resume aggressive exploration of Starvation Canyon when weather permits it later this year.

Long Term Planning

In reviewing the resource and reserve calculations, Pincock Allen & Holt notes that “there is a reasonable expectation of converting some of Jerritt Canyon’s currently defined geologic resources to mineral reserves to meet the production forecast beyond the mid-year 2007.” With the experience gained to date at Jerritt Canyon, management is of the opinion that the confidence with which conversion of resource to reserve may be predicted is sufficiently high to project production well beyond the life of current reserves. Based on current resources and a reasonable continuation of resource to reserve conversion, management is confident of a mine life of at least five years and likely additions to resource could extend this to as much as seven years, without taking into account potential future mining operations at Starvation Canyon or other possible district scale exploration success. Considering such a life enables management to consider optimizing operations by investment in mine development to maximize mine production, minimize unit operating costs and invest in new equipment to minimize the risk of production interruptions.

Queenstake’s Executive Vice President and Director of Exploration, Dorian (Dusty) Nicol, commented, “Our near-mine exploration and engineering teams added 731,625 ounces of gold to reserves during 18 months.  This translates into reserve addition at a rate of over 40,000 ounces of gold per month; it also translates into well over 1 ounce of gold added to reserve per foot drilled as part of the near-mine exploration program.  These results, together with district exploration results like those reported at Starvation Canyon add validity to our belief that Jerritt Canyon will continue replacing and adding to its reserves for a number of years to come”

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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